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05007626

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME E Kong Group

*CURRENT ADDRESS

PROCESSED

MAY 04 2005

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34653 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/4/05

e-KONG Group Limited

Annual Report 2004



ooking ahead

Financial Highlights

	2004 *HK$'000*	2003 *HK$'000*	% change
Turnover			
Telecommunications services			
• North America (ZONE US)	**273,678**	264,997	+3%
• Asia Pacific (ZONE Asia)	**128,477**	133,131	-4%
Others	**499**	4,415	-89%
	402,654	402,543	0%
Gross Profit	**147,833**	167,415	-12%
EBITDA	**11,827**	23,802	-50%
Net Loss	**(131,607)**	(19,756)	
Net Current Assets	**32,253**	22,776	+42%

Turnover (HK$'000)


400,000
200,000
0
316,746
402,543
402,654
2002
2003
2004
ZONE US
ZONE Asia
Others

Gross Profit (HK$'000) and Gross Profit as % of Turnover


200,000
100,000
0
40%
20%
0%
89,760
167,415
147,833
2002
2003
2004
Gross Profit
Gross Profit %

EBITDA (HK$'000)


0
(100,000)
(200,000)
(109,084)
23,802
11,827
2003
2004

Net Loss (HK$'000)


0
(100,000)
(200,000)
2002
2003
2004
(186,274)
(19,756)
(131,607)

e-KONG Group's principal operating subsidiaries are in the business of providing telecommunications services. The Company is listed on the main board of the Hong Kong Stock Exchange (SEHK : 524) and maintains a sponsored Level 1 ADR programme through The Bank of New York (Ticker Symbol : EKONY).

The Group's key operating business ZONE, presently operating in the United States, Hong Kong and Singapore, provides a broad range of telecommunications services utilising its web-enabled technology that offers customers a wide selection of voice and data-related services from multiple providers while empowering them with the tools to manage their telecommunications needs.

Corporate Information

Board of Directors

Executive Directors

Mr. Richard John Siemens *(Chairman)*
Mr. Kuldeep Saran *(Deputy Chairman)*
Mr. Lim Shyang Guey

Non-executive Director

Mr. William Bruce Hicks

Independent Non-executive Directors

Mr. Shane Frederick Weir
Mr. Matthew Brian Rosenberg
Mr. John William Crawford J.P.

Company Secretary

Mr. Lau Wai Ming Raymond

Auditors

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Legal Advisers

Deacons
Angela Wang & Co.
Conyers Dill & Pearman

Bankers

The Hongkong and Shanghai Banking Corporation Limited
Bank of China (Hong Kong) Limited
DBS Bank Limited
The Bancorp Bank

Registered Office

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Principal Office

3805 Tower II, Lippo Centre
89 Queensway
Hong Kong
Tel: +852 2296 9700
Fax: +852 3101 0194

Stock Codes

Hong Kong Stock Exchange:	524
Ticker Symbol for ADR:	EKONY
CUSIP Reference Number:	26856N109

Website Address

www.e-kong.com

Share Registrar

Butterfield Fund Services (Bermuda) Limited
Rosebank Centre
11 Bermudiana Road
Pembroke
Bermuda

Hong Kong Branch Share Registrar

Secretaries Limited
G/F Bank of East Asia Harbour View Centre
56 Gloucester Road
Wanchai
Hong Kong

ADR Depositary

The Bank of New York
101 Barclay Street, 22nd Floor
New York, NY 10286
USA

Table of Contents

The Group recorded a modest increase in revenue in 2004 as compared to the previous year. While the Group has continued to develop its core ZONE telecommunications businesses in the United States, Hong Kong and Singapore, it has also made significant progress in its strategy to expand its services into other areas, including the rapidly growing area of Voice over Internet Protocol ("VoIP") communications. The Group has forged a number of key strategic partnerships in 2004 that it believes will strengthen the Group's operating efficiencies and accelerate penetration into VoIP and other segments.

Ongoing changes in the market dynamics of the telecommunications industry as well as rapid technological developments, particularly in the US, continued to affect the Group's businesses during the year under review. Major developments that have had an impact on the Group's current businesses and its strategy moving forward include: the increasing demand for VoIP services, the move towards bundled services and convergence of fixed and mobile services, and the growing use of soft switch and other interoperable technologies. The Group took certain strategic initiatives during the year in order to remain competitive in this changing telecommunications landscape.

The Group resolved to outsource some of the business processes of its US operations. The Group believes that such third-party business process outsourcing ("BPO") will provide many strategic advantages, including: shortening the time required for launch and marketing of new products and services (including VoIP services), enabling the roll-out of bundled services, minimising future capital expenditures and reducing the risks associated with technology obsolescence. Those ongoing changes in the market dynamics as well as rapid technological developments in the telecom industry, coupled with the Group's outsourcing strategy, resulted in a review conducted by the Group of its assets, and hence certain assets were written off. Although this write-off has had a significant non-recurring impact on the Group's 2004 financial results, it is the Group's view that the BPO arrangement was necessary to enhance competitiveness in a changing market and technology environment.

As ZONE US continues to grow its revenue, it has taken a further step towards reorganising its operations with the goal of becoming more sales and customer-focused. With its BPO partner assuming many IT and back-office functions, ZONE US has been able to reorganise its basic sales structure to focus on revenue growth.

In addition to the business alliance with the BPO partner, the Group has also made further moves towards forming key alliances with strategic partners that can bring synergistic benefits to its operations. For example, in February 2005, ZONE US entered into a partnership agreement with Belkin Corporation ("Belkin") whereby Belkin will provide VoIP service solutions to ZONE US to support the launch of a private-labelled ZONE broadband phone services for residential and small-business customers. The Belkin partnership, coupled with the agreement with the Group's chosen third-party BPO vendor, has enabled ZONE US to quickly expand into the VoIP sector without delay and without incurring significant upfront capital costs. Using the facilities and services of the BPO vendor, ZONE US will also be able to move quickly towards offering bundled products–such as mobile, broadband and data–in addition to its current offerings.

In Hong Kong, the telecommunications market remains highly competitive, particularly in the international direct dialling ("IDD") market where certain market players have aggressively introduced special low-priced packages. ZONE Hong Kong's revenue and profit margin were reduced as a result of customer churn and price erosion. However, ZONE Hong Kong continues to focus on providing quality service and innovative value-added services as it remains responsive to the needs of customers.

Similar to the situation in the US, VoIP has received considerable publicity and media coverage in Hong Kong. Some fixed-line operators have introduced VoIP services that provide customers with local telephone services through the broadband network. However, there are still a number of outstanding regulatory issues surrounding the provision of VoIP services in Hong Kong. The Office of Telecommunications Authority ("OFTA") has issued a consultation paper on "Regulation of Internet Protocol (IP) Telephony" in October 2004 but has yet to make a decision on the regulatory framework for the provision of IP telephony services in Hong Kong. ZONE Hong Kong is currently piloting VoIP services with selected customers. A commercial roll-out of VoIP services from ZONE Hong Kong is likely to proceed once the regulations governing IP telephony in Hong Kong are clearly defined.

ZONE Singapore recorded another year of revenue and profit growth, earning itself a Deloitte Technology Fast 500 Asia Pacific award for 2004. This award programme recognises the top 500 fastest-growing technology companies from more than ten regions throughout Asia Pacific that have managed to achieve three years of revenue growth. As ZONE Singapore maintains its reputation for reliable call quality and responsive customer service, it will continue to expand its offerings in its core IDD business. The Group expects an increase in revenue as ZONE Singapore launches additional value-added services.

Globally, rapid technology developments and changing market dynamics continue to shape the future of the telecommunications landscape. For instance, open source, interoperable IP technologies are replacing legacy networks and access devices at a fraction of the traditional cost and are capable of providing new and innovative applications and services. Also, deployment of broadband wireless access ("BWA") technologies will soon deliver true "anytime, anywhere" high-speed data and video access through wireless broadband connectivity. By 2007, it is expected that technologies built on the WiMax standard will be able to offer full mobility and WiMax chips will be installed in new notebook computers and smartphones. New business opportunities will undoubtedly be created as these technologies speed up the pace of convergence of voice, video and data communications services.

Looking ahead, as the Group continues to grow its existing core business, it expects to position itself to capitalise on the growing demand for IP-centric and wireless-based services. As part of its strategy to expand its service offerings, the Group will pursue selected VoIP and BWA licences that are expected to be issued by regulatory authorities throughout the region in 2005. The Group will look to further improve its operational efficiency and business processes by building upon its BPO strategy, and by developing appropriate partnerships. The Group made several key strategic decisions during 2004 to better position itself within today's rapidly evolving telecommunications marketplace and believes it is well prepared to stay ahead in this competitive environment.

On behalf of the Board, I would like to thank the customers, shareholders, business associates and professional advisers for their support and extend its appreciation to all employees for their hard work, dedication and commitment to the Group.



Richard John Siemens
Chairman

12 April 2005

During the year under review, the Group continued to develop its ZONE telecommunications businesses ("ZONE") in the United States, Hong Kong and Singapore, making significant progress in its strategy to expand its services in the rapidly growing area of Voice over Internet Protocol ("VoIP") communications. The Group has developed key strategic partnerships that will strengthen its operating efficiencies and accelerate penetration into existing and new markets. For example, ZONE US recently entered into an agreement with Belkin Corporation, the global leader in connectivity solutions, to create a business partnership in launching ZONE broadband phone services in the US.

In light of the rapid technological developments and recent changes in the market dynamics of the telecommunications industry, particularly in the US, and the Group resolving to outsource some business processes in its telecommunications operations in the US, certain existing equipment of the Group, including related hardware and software, were written off to reflect the changes in the manner in which ZONE US's business will continue to be conducted, and hence non-recurring restructuring costs of HK$100.5 million, including impairment and disposal losses of HK$95.8 million, were recognised during the year. The Group believes that such third-party business process outsourcing will help to reduce future capital expenditures and technological risks, accelerate introducing new products and services to the market and improve its overall operational efficiency.

ZONE US continued to expand its existing business beyond its current territory and set up a sales presence in the Southeast, including Florida and Atlanta. In addition to the pending launch of its VoIP products, ZONE US will capitalise on its technology outsourcing and business partnership strategy to launch other new services, including mobile, DSL broadband access and data-related services and continue to expand its range of telecommunications offerings for corporate customers.

Turnover of ZONE US
(HK$ millions)


300.0
200.0
100.0
0
177.5
265.0
273.7
2002
2003
2004

Hong Kong remained a highly competitive telecommunications market despite signs of improvement in the general economy. International direct dialling ("IDD") rates continue to fall, a trend that is compounded by certain fixed-line operators using low price IDD services to attract local line customers. ZONE Hong Kong's turnover and profit margin were affected as a result of churn from the more price-sensitive segment of its customer base. However, ZONE Hong Kong has been able to maintain a loyal base of customers and has endeavoured to capture new customers who appreciate quality of service, ability to provide suitable value-added services and responsiveness to customer needs. During the year 2004, ZONE Hong Kong also launched its pilot VoIP services to target the SME market.

In 2004, ZONE Singapore recorded another year of increase in revenue and income growth. It continues to sign up some sizable corporate customers and has also been successful in securing a number of government and quasi-government contracts for the provision of IDD and others telecom services. The service platform upgrade scheduled in 2004 was completed, providing for more robust system redundancies and implementation of other value-added services.

Turnover of ZONE Asia*
(HK$ millions)


150.0
100.0
50.0
0
121.1
133.1
128.5
2002
2003
2004

* *ZONE Hong Kong and ZONE Singapore*

Looking ahead, the Group will continue to expand its existing businesses in the US, Hong Kong and Singapore by utilising its internal resources and, whenever possible, leveraging on its current and future partnerships with other industry players in the regions. The Group's dedication to financial prudence and operational efficiency will continue to guide its operating companies in their ongoing objectives to increase revenue and improve operating results. As the Group expands its customer services and sales capabilities and strives to be a more sales focussed organisation, it will continue to explore new opportunities to satisfy the telecommunications needs of new and existing customers.

Results

During the year under review, the Group recorded a modest increase in revenue growth. Total consolidated turnover increased to HK$402.7 million compared to HK$402.5 million for the prior year.

Operating costs reduced from HK$191.8 million in 2003 to HK$182.1 million reflecting further improvements in operating efficiencies within the Group.

Operating and Staff Costs (HK$ millions)


400.0
300.0
200.0
100.0
0
249.1
107.6
191.8
90.5
182.1
72.5
2002
2003
2004
Operating Costs
Staff Cost

Operating costs before depreciation decreased by 9.7% from HK$147.4 million in 2003 to HK$133.2 million. Staff cost decreased from HK$90.5 million in 2003 to HK$72.5 million indicating additional productivity gains being achieved.

EBITDA for the Group was HK$11.8 million for 2004 compared to HK$23.8 million for 2003.

Turnover from ZONE US increased by 3.3% from HK$265.0 million in 2003 to HK$273.7 million in 2004 which accounted for 68.0% of the total Group turnover in 2004 compared to 65.8% for the previous year.

% Turnover Contribution


ZONE Asia
31.9%
Others
0.1%
ZONE US
68.0%

ZONE Asia, comprising the Group's telecommunications business in Hong Kong and Singapore, collectively achieved net profit for the year and recorded a 3.5% decrease in the turnover from HK$133.1 million for the previous year to HK$128.5 million for 2004.

The Group's gross profit decreased by 11.7% from HK$167.4 million in 2003 to HK$147.8 million. The gross profit for 2003 took into account an amount of HK$8.2 million which was the provision for rebate of Universal Services Contributions ("USC") from PCCW-HKT Telephone Limited. This amount was offset against the cost of sales of the Group in 2003.

The gross profit as a percentage of turnover for 2004 was 36.7% compared to 41.6% (or 39.6% after excluding the provision for rebate of USC) for 2003.

The operating loss for the year was HK$32.4 million compared to HK$21.1 million for the previous year.

The consolidated net loss attributable to shareholders was HK$131.6 million compared to HK$19.8 million for 2003. The significant increase in the net loss for 2004 was mainly attributable to non-recurring restructuring costs of HK$100.5 million recorded following the write-off of certain assets related to the Group's US operations as referred to in the section titled "Business Review" above.

Assets

As at 31 December 2004, the net assets of the Group amounted to HK$43.6 million (2003: HK$176.6 million). Such decrease was mainly caused by the said asset write-off.

Liquidity and Financing

The Group relied on its internal resources to fund operations during the year.

Cash and bank balances (excluding pledged deposits) were HK$44.4 million as at 31 December 2004 (2003: HK$30.9 million). The Group had pledged deposits amounting to HK$2.8 million as at 31 December 2004 (2003: HK$3.3 million) and had no bank borrowings during the year.

As at 31 December 2004, the Group's liabilities under equipment lease financing was HK$1.0 million (2003: HK$0.6 million).

The Group's gearing ratio, measured on the basis of total borrowings as a percentage of net assets was 2.3% (2003: 0.3%). The 2.0% increase was due mainly to a decrease in net asset value following the said write-off. Such write-off does not have any adverse effect on the cash or liquidity position of the Group.

Foreign Exchange Exposure

Since most of the Group's assets and liabilities, revenue and payments are denominated in Hong Kong dollars and United States dollars, the Group considers that there is no significant exposure to foreign exchange fluctuations so long as the Hong Kong-United States dollar exchange rate remains pegged. As the cash contribution from the Singapore operations continues to grow, the Group will closely monitor the Singapore-United States dollar exchange rate and, whenever appropriate, will take any necessary actions to reduce such exchange risks.

Contingent Liabilities and Commitments

As at 31 December 2004, there were no material contingent liabilities and commitments.

Board of Directors and Senior Management

Board of Directors

Richard John Siemens, 60, Chairman, was appointed in January 2000. Mr. Siemens is the chairman and a founding member of Distacom Communications Limited, and co-chairman and executive director of SUNDAY Communications Limited. Trained as a Chartered Accountant, Mr. Siemens's financial acumen and entrepreneurial leadership has been instrumental in the establishment of many well-known international telecommunications and broadcasting companies including Hutchison Telecom, Orange, AsiaSat, STAR TV and Metro Radio.

Kuldeep Saran, 53, Deputy Chairman, was appointed in December 2001. Mr. Saran is an executive director of Distacom Communications Limited and SUNDAY Communications Limited. Mr. Saran has extensive experience in developing, building and managing global telecommunications and other businesses. He spent several years with a major international bank. He holds a Bachelors degree in engineering and an M.B.A.

Lim Shyang Guey, 45, was appointed as Executive Director of the Company in October 1999. Prior to coming to Hong Kong, Mr. Lim gained wide-ranging international exposure in the telecommunications and technology-related industries, including in New Zealand, Russia, Malaysia and Singapore. Mr. Lim holds a Bachelor of Engineering degree and a Master of Engineering degree, both from the University of Auckland in New Zealand.

William Bruce Hicks, 43, was appointed as Non-executive Director of the Company in December 2001. He is the Group Managing Director of SUNDAY Communications Limited and an Executive Director of Distacom Communications Limited. Mr. Hicks previously worked at Hutchison Telecom in Hong Kong and Motorola Inc. in the United States. He holds a B.S.E.E. degree from Michigan Technological University and an M.B.A. from the International Management Institute in Geneva, Switzerland.

Shane Frederick Weir, 50, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Weir is a qualified solicitor and consultant with Weir & Associates, Solicitors & Notaries. He has practiced in Hong Kong since 1985, including several years as an associate with Phillips & Vineberg. Mr. Weir qualified as a solicitor, barrister, and notary public in Canada and a solicitor in the United Kingdom and Hong Kong.

Matthew Brian Rosenberg, 33, was appointed as Independent Non-executive Director of the Company in August 2001. Mr. Rosenberg is currently the Chief Operations Officer and Executive Vice President of VCinema Inc., an online movie and entertainment service provider. He has successfully developed revenue-generating business models in both Asia and Europe. He holds a B.A. from the University of Massachusetts Amherst.

John William Crawford J.P., 62, was appointed as Independent Non-executive Director of the Company in September 2004. He is also an independent non-executive director of SUNDAY Communications Limited. He was a founding partner of Ernst & Young, Hong Kong and vice chairman of the firm. Since his retirement from accounting practice, Mr. Crawford has been particularly involved in the education sector, including setting up international schools and providing consulting services. He is actively involved in various community service organisations and is a Justice of the Peace.

Senior Management

Chan Yee Bun, 53, Chief Financial Officer, joined the Company in January 2004. Prior to joining the Company, he was the Finance Manager of Distacom Communications Limited. Mr. Chan has over 30 years' experience working in industries ranging from telecommunications, infrastructure, manufacturing, to shipping and banking. Mr. Chan is a fellow member of the Hong Kong Institute of Certified Public Accountants.

Lau Wai Ming Raymond, 34, Legal Counsel and Company Secretary, joined the Company in June 2000. Mr. Lau qualified as a solicitor in Hong Kong. Prior to joining the Company, he has been acting as the legal advisor to another company listed on the Hong Kong Stock Exchange. Mr. Lau graduated from the University of Hong Kong with LL.B., and holds a Certificate in Civil and Commercial Law issued by the China University of Political Science and Law.

The board of directors (the "Board") of the Company herein presents its report and the audited financial statements of the Company and its subsidiaries (collectively, the "Group") for the year ended 31 December 2004.

Principal activities

The principal activity of the Company is investment holding.

The Group's major operating subsidiaries are in the business of providing telecommunications services. The Group's ZONE telecommunications business currently has operations in the United States, Hong Kong and Singapore. The Group's turnover during the financial year consisted primarily of revenue generated from these operations.

ZONE's web-enabled technology provides customers with access to a choice of different categories of telecom services and providers while empowering them with the tools to manage their telecommunications needs.

In the United States, ZONE Telecom, Inc. ("ZONE US"), a wholly-owned subsidiary of the Company, is a United States Federal Communications Commission licensed telecommunications carrier. ZONE US operates in the consumer (residential) and the commercial (corporate) sectors. ZONE US has developed a web-based interface (*www.zonetelecom.com*) for each segment of the market which supports management and service capabilities for its customers and its strategic distribution partners. ZONE US provides switched long distance voice services, dedicated local and long-distance voice services, managed enhanced toll-free services, and enhanced voice and web conferencing services. In addition, ZONE US provides a number of data services including frame relay, International Private Lines, Direct Internet Access and other IP-centric offerings.

In Hong Kong, ZONE Limited ("ZONE Hong Kong"), a wholly-owned subsidiary of the Company, is a telecommunications service provider licensed by the Telecommunications Authority of Hong Kong. By using a single web-enabled platform (*www.zone1511.com*), ZONE Hong Kong allows customers to choose from a range of value-added services including short messaging service, international call forwarding, virtual global calling cards and fax management services to complement its basic IDD service. In 2004, ZONE Hong Kong continued to enrich its value added services and added on conferencing and call back services to meet with the business needs of its corporate customers. Taking advantage of the latest IP-based technologies, ZONE Hong Kong has also piloted its VoIP services towards the end of the year targeting Hong Kong corporate customers with overseas presences.

In Singapore, ZONE Telecom Pte Ltd ("ZONE Singapore"), a wholly-owned subsidiary of the Company, is a telecommunications service provider licensed by the Infocomm Development Authority of Singapore. ZONE Singapore (*www.zone1511.com.sg*) offers a host of value-added services that help businesses improve operation efficiencies.

A description of the principal activities of other principal subsidiaries is set out in note 12 to the financial statements.

Segmental information

An analysis of the Group's turnover and contribution to operating result by business and geographical segments of operations for the year ended 31 December 2004 is set out in note 24 to the financial statements.

Results and dividends

The results of the Group for the year ended 31 December 2004 are set out in the consolidated income statement on page 16.

The Board of the Company did not recommend the payment of any dividend for the year ended 31 December 2004 (2003: Nil).

Group financial summary

A summary of results, assets and liabilities of the Group for the last five financial years is set out on pages 41 and 42.

Major customers and suppliers

In the year under review, the aggregate turnover attributable to the five largest customers of the Group accounted for approximately 6.9% of the Group's total turnover for the year, and sales to the largest customer included therein amounted to approximately 1.9%.

The aggregate purchases attributable to the five largest suppliers accounted for approximately 63.6% of the Group's total purchases for the year, and purchases from the largest supplier included therein amounted to approximately 22.4%.

At no time during the year have the directors of the Company, their associates, or those shareholders which, to the knowledge of the directors of the Company, own more than 5% of the Company's share capital, had any interest in any of the five largest customers and suppliers.

Property, plant and equipment

During the year, the Group has reviewed the carrying value of certain existing equipment together with related hardware and software, relating to the Group's operations in the US, and hence a significant impairment loss on the Group's property, plant and equipment was recorded during the year, and as some of those assets were disposed of during the year, a related loss on disposal of assets were similarly recorded during the year.

Details of movements in the property, plant and equipment of the Company and the Group during the year are set out in note 11 to the financial statements.

Reserves

Details of movements in the reserves of the Company and the Group during the year are set out in note 20 to the financial statements.

Board of directors

The directors of the Company is committed to maintaining a high standard of corporate governance in discharging its obligations, to act in the best interest of the shareholders and to enhance long-term shareholders' value.

The Board has adopted the principles as set out in the Code of Best Practice under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") which was in force before 1 January 2005 and where applicable has established various self regulatory and monitoring mechanisms to ensure that effective corporate governance is practiced.

The Board is collectively responsible for all business and affairs of the Company. Pursuant to the Company's Bye-laws, the Board has delegated the day-to-day management of the Company's business to the executive directors and focuses its attention on overall strategic matters related to policies, finance and shareholding issues.

The Board has established written policies that provide a framework and guidelines for its members so that they are able to discharge their respective duties in an efficient and consistent manner, whereby corporate governance practices of the Company are strengthened, the corporate image of the Company is improved and the confidence of the shareholders, regulators and public can be assured.

In November 2004, The Stock Exchange of Hong Kong Limited (the "Stock Exchange") issued a new Code on Corporate Governance Practices (the "Corporate Governance Code") which comes into effect for accounting periods commencing after 1 January 2005. The Board has amended its written policies and taken other necessary steps to align with the provisions in the Corporate Governance Code.

The Board meets in person regularly and on occasions when a Board decision is required for major issues. Members of the Board are provided with adequate and timely information prior to the Board meetings to ensure that the directors can make informed decisions when fulfilling their responsibilities. During the year under review, the Board held 3 meetings and the average attendance was 79.0%. In occasions where it was difficult to convene physical meetings, in lieu thereof written resolutions of the Board together with full copy of related documents were circulated to all directors for consideration and approval. All such written resolutions were approved by all directors unanimously.

The directors of the Company during the year and up to the date of this report were:

Executive directors:

Mr. Richard John Siemens *(Chairman)*

Mr. Kuldeep Saran *(Deputy Chairman)*

Mr. Lim Shyang Guey

Non-executive Directors:

Mr. William Bruce Hicks

Mr. Shane Frederick Weir *

Mr. Matthew Brian Rosenberg *

Mr. John William Crawford J.P.*
(appointed on 30 September 2004)

* *Independent Non-executive Directors*

Biographical details of directors of the Company are set out on page 8 under the section titled "Board of Directors and Senior Management".

The Company has received from each of the independent non-executive director an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules and the Company considers such directors to be independent.

In accordance with the bye-laws 86 and 87 of the Company's Bye-laws, Mr. William Bruce Hicks and Mr. John William Crawford shall retire by rotation at the forthcoming annual general meeting and are eligible for re-election.

Board committees

The Board has delegated certain powers, authorities and discretions to a number of Board committees consisting of such directors as it deems appropriate. Such committees act in conformity with the guidelines and regulations as (where applicable) provided in the Corporate Governance Code and as promulgated by the Board and in fulfilment of the purpose for which the committees were appointed.

Executive Management Committee

The Executive Management Committee comprises three executive directors. The committee is principally responsible for directing, planning, and managing the Group's businesses and operations, formulating strategies and policies for the consideration of the Board and implementing the same to best achieve the Group's overall business objectives in an effective and efficient manner.

The committee meets regularly every month to review the Group's business performance with the senior management of each operation within the Group. Ad hoc meetings are also held on an as-required basis and the committee is also engaged in frequent informal discussions.

Audit Committee

The Audit Committee was established on 29 September 1999 by the Board and comprises three Board members, all of whom are independent non-executive directors. A set of written terms of reference, which describes the authority and duties of the committee and is based on the recommendations as set out in "A Guide of Effective Audit Committees" issued by the Hong Kong Institute of Certified Public Accountants, was adopted by the Board and was subsequently incorporated in the written policies of the Board. Those terms of reference and related written policies of the Board were reviewed by the Company during 2004 so that the same align with the Corporate Governance Code.

The committee's principal role is to review the quality and fairness of the financial reports of the Company and considers the nature and scope of the internal and external audit reviews. It also assesses the effectiveness of the accounting and financial control systems of the Group.

The committee is granted the authority to conduct or authorise investigations into any activity within its terms of reference.

In 2004 two meetings were held and the attendance rate was 100%. The external auditors and executive officers of the Company attended the meetings to answer any questions raised. Full minutes of the meetings were recorded and submitted to the Board for its information and review.

The Company's external auditors carried out in the course of the statutory audit, a review of the effectiveness of the Company's material financial internal controls annually to the extent of their scope as laid out in their audit plan. Any non-compliance and internal control weaknesses noted during their audit and the auditors' recommendations thereon are reported to the committee.

The Audit Committee has reviewed with the management and the auditors of the Company the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including a review of the draft audited consolidated financial results for the year ended 31 December 2004.

Remuneration Committee

The Remuneration Committee comprises the Chairman and two independent non-executive directors.

The committee is responsible for determining a mechanism for setting the Group's remuneration structure with reference to fair and objective standards, approving the remuneration packages of executive directors and senior management, and performance-based remuneration and dealing with such other matters relating to remuneration as directed by the Board.

Share Option Committee

The Share Option Committee comprises the Chairman and Deputy Chairman. In relation to matters concerning the grant in favour of any members of the Share Option Committee, the committee comprising the independent non-executive directors is delegated by the Board to consider such grant and the terms as it considers appropriate.

The committee's principal role is to formulate, implement and administer the granting of share options to employees and eligible participants of the Group with the view of achieving the purpose of the share option schemes applicable to the Company.

The committee meets as and when required. In 2004, no share options were granted.

Directors' interests in securities

As at 31 December 2004, the directors and chief executive of the Company and their respective associates had the following interests and short positions (if any) in shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules:

	Number of ordinary shares of HK$0.01 each ("Shares") held			
Name of director	**Personal interests**	**Corporate interests**	**Total interests**	**Percentage of issued Share capital**
Mr. Richard John Siemens	–	100,631,627 *(Note 1)*	100,631,627	21.4%
Mr. William Bruce Hicks	2,319,914	67,962,428 *(Note 2)*	70,282,342	14.9%
Mr. Kuldeep Saran	341,200	67,632,428 *(Note 3)*	67,973,628	14.4%
Mr. Lim Shyang Guey	600,000	–	600,000	0.1%
Mr. Shane Frederick Weir	10,000	–	10,000	0.0%

Notes:

1. 2,400,000 Shares are beneficially owned by Siemens Enterprises Limited, a company controlled by Mr. Richard John Siemens. 98,231,627 Shares are beneficially owned by Goldstone Trading Limited, a company controlled by Mr. Richard John Siemens.
2. 67,962,428 Shares are beneficially owned by Great Wall Holdings Limited, a company controlled by Mr. William Bruce Hicks.
3. 67,632,428 Shares are beneficially owned by Future (Holdings) Limited, a company controlled by Mr. Kuldeep Saran.

All interests disclosed above represent long position in the shares of the Company and there were no underlying shares held by the directors as at 31 December 2004.

Saved as disclosed above, as at 31 December 2004, none of the directors, chief executive or their respective associates had any interests or short positions in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Arrangement to enable directors to acquire shares or debentures

Apart from the share option schemes that are adopted or may be adopted by the Company or any of its subsidiaries and referred to in the paragraph below titled "Share option schemes", at no time during the period was the Company or any of its subsidiaries a party to any arrangement to enable any director or chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate, and neither the directors, chief executive nor any of their spouses or children under the age of 18 had any interest in, or had been granted, any right to subscribe for shares in or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), or had exercised any such right during the period.

Directors' service contracts

In December 2004, the service contracts with all non-executive directors, including the independent non-executive directors, were revised to the effect that their respective terms will expire on 31 December 2005 and thereafter will be renewable for fixed terms of three years provided that either party may terminate the appointment thereof by giving to the other party not less than one month's notice in writing thereof.

As at 31 December 2004, none of the directors proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or its subsidiaries which is not determinable by the Group within one year without payment of compensation other than statutory compensation.

Directors' interests in contract of significance

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Substantial shareholders

As at 31 December 2004, the following persons, other than the directors or chief executive of the Company, had interests and short positions (if any) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO:

Name of shareholder	Number of Shares held	Percentage of issued Share capital
Goldstone Trading Limited	98,231,627*	20.9%
Great Wall Holdings Limited	67,962,428*	14.4%
Future (Holdings) Limited	67,632,428*	14.4%

* *The interests herein disclosed represent the same interests as the corporate interests of Mr. Richard John Siemens (being held through Goldstone Trading Limited), Mr. William Bruce Hicks and Mr. Kuldeep Saran as disclosed in the notes to the description under the paragraph above titled "Directors' interests in securities".*

All interests disclosed above represent long position in the shares of the Company.

Save as disclosed above, the Company has not been notified of any other persons (other than the directors or chief executive of the Company) who had any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company pursuant to section 336 of the SFO as at 31 December 2004.

Share capital

Details of movements in the Company's share capital during the year are set out in note 18 to the financial statements.

Share option schemes

Details of share option schemes of the Company and rules and procedures for share option schemes of subsidiaries of the Company are set out in note 19 to the financial statements.

Particulars of principal subsidiaries

Particulars regarding the principal subsidiaries of the Company are set out in note 12 to the financial statements.

Liquidity

As at 31 December 2004, the Group has managed to maintain stable liquidity with cash and cash equivalents of approximately HK$47,194,000 (2003: HK$34,177,000).

Bank loans, overdrafts and other borrowings

The Group has no bank loans, overdrafts and other borrowings as at 31 December 2004. There was no interest capitalised by the Group during the year.

Retirement benefit schemes

Details of the retirement benefit schemes operated by the Group are set out in note 2 to the financial statements.

Remuneration policies and employee relations

As at 31 December 2004, the Group had 144 employees (2003: 186 employees) in Hong Kong and overseas. The Group's total staff costs amounted to HK$72.5 million (2003: HK$90.5 million). Pursuant to the share option schemes adopted by the Company, share options might be granted to, among others, eligible employees of the Group to subscribe for shares in the Company under the terms and conditions stipulated therein. Altogether 590,000 share options remained outstanding as at 31 December 2004. The Group has maintained good relationships with its employees. None of the Group's employees is represented by a labour union.

The Group's remuneration policies are formulated on the basis of the performance and experience of individual employee and are in line with local market practices where the Group operates. The Group has established incentive bonus schemes to motivate and reward employees at all levels to achieve the Group's objectives. In addition to salary and bonus payment, the Group also offers to its employees other fringe benefits including provident fund and medical benefits.

Code of best practice

None of the directors of the Company is aware of any information that would reasonably indicate that the Company is not, or was not throughout the year ended 31 December 2004, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules which was in force before 1 January 2005, save that, prior to 14 December 2004, non-executive directors of the Company were not appointed for a fixed term, but were subject to retirement by rotation and re-election at the annual general meetings of the Company in accordance with the Company's Bye-laws. Each of the non-executive directors of the Company was on 14 December 2004 appointed for a fixed term of three years.

Model code for securities transactions by directors

The Company has adopted the Model Code as its own securities code. All directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standard set out in the Model Code throughout the year ended 31 December 2004.

Purchase, sale or redemption of the Company's listed securities

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

Pre-emptive rights

There is no provision for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda although there are no restrictions against such rights under the law in Bermuda.

Public float

Basing on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, there is sufficient public float of not less than 25% of the Company's issued share capital as required under the Listing Rules.

Auditors

The financial statements of the Company for the year ended 31 December 2004 have been audited by Messrs. Moores Rowland Mazars, *Chartered Accountants, Certified Public Accountants.*

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Moores Rowland Mazars as auditors of the Company.

By Order of the Board

Lau Wai Ming Raymond
Company Secretary

12 April 2005

Moores Rowland Mazars

摩斯倫・馬賽會計師事務所

To the members of

e-Kong Group Limited
(incorporated in Bermuda with limited liability)

We have audited the financial statements on pages 16 to 40 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2004 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Moores Rowland Mazars
Chartered Accountants
Certified Public Accountants

Hong Kong, 12 April 2005

A member of
Moores Rowland International
an association of independent
accounting firms throughout
the world

A member firm of Mazars

MAZARS

Consolidated Income Statement

For the year ended 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
Turnover	3	**402,654**	402,543
Cost of sales		**(254,821)**	(235,128)
Gross profit		**147,833**	167,415
Interest income	3	**339**	107
Other income		**1,519**	3,142
		149,691	170,664
Distribution costs		**(25,117)**	(23,149)
Business promotion and marketing expenses		**(6,029)**	(5,106)
Operating and administrative expenses		**(95,007)**	(112,689)
Other operating expenses		**(55,932)**	(50,851)
Loss from operations		**(32,394)**	(21,131)
Finance costs	4	**(38)**	(157)
Restructuring costs	6	**(100,544)**	–
Gain on disposal of discontinuing operation		**–**	532
Loss from ordinary activities before taxation	4	**(132,976)**	(20,756)
Taxation credit	7	**1,369**	1,000
Net loss attributable to shareholders	8 & 20	**(131,607)**	(19,756)
Loss per share	9		
Basic		**(HK$0.28)**	(HK$0.04)
Diluted		**N/A**	N/A
		HK$'000	*HK$'000*
EBITDA	10	**11,827**	23,802

Consolidated Balance Sheet

As at 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	*11*	**7,916**	149,698
Investment securities	*13*	**1,894**	3,452
Deferred tax assets	*23*	**2,369**	1,000
		12,179	154,150
Current assets			
Trade and other receivables	*14*	**45,569**	47,489
Pledged deposits	*15*	**2,817**	3,305
Bank balances and cash		**44,377**	30,872
		92,763	81,666
Current liabilities			
Trade and other payables	*16*	**60,326**	58,601
Current portion of obligations under finance leases	*17*	**184**	289
		60,510	58,890
Net current assets		**32,253**	22,776
Total assets less current liabilities		**44,432**	176,926
Long-term liabilities			
Obligations under finance leases	*17*	**809**	312
NET ASSETS		**43,623**	176,614
CAPITAL AND RESERVES			
Issued capital	*18*	**4,709**	4,709
Reserves	*20*	**38,914**	171,905
		43,623	176,614

Approved and authorised for issue by the Board of Directors on 12 April 2005

Richard John Siemens
Director

Kuldeep Saran
Director

Balance Sheet

As at 31 December 2004

	Notes	2004 HK$'000	2003 HK$'000
ASSETS AND LIABILITIES			
Non-current assets			
Property, plant and equipment	11	**153**	214
Interests in subsidiaries	12	**56,222**	167,120
		56,375	167,334
Current assets			
Trade and other receivables	14	**1,345**	1,220
Pledged deposits	15	**1,700**	2,110
Bank balances and cash		**15,649**	12,163
		18,694	15,493
Current liabilities			
Trade and other payables	16	**1,426**	3,320
Net current assets		**17,268**	12,173
NET ASSETS		**73,643**	179,507
CAPITAL AND RESERVES			
Issued capital	18	**4,709**	4,709
Reserves	20	**68,934**	174,798
		73,643	179,507

Approved and authorised for issue by the Board of Directors on 12 April 2005

Richard John Siemens
Director

Kuldeep Saran
Director

Consolidated Statement of Changes in Equity

For the year ended 31 December 2004

	Share capital HK$'000	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
As at 1 January 2003	4,709	23,461	–	6	607,462	(439,268)	196,370
Net loss attributable to shareholders	–	–	–	–	–	(19,756)	(19,756)
As at 31 December 2003	4,709	23,461	–	6	607,462	(459,024)	176,614
Exchange difference on translation of foreign subsidiaries	–	–	(1,384)	–	–	–	(1,384)
Net loss attributable to shareholders	–	–	–	–	–	(131,607)	(131,607)
As at 31 December 2004	**4,709**	**23,461**	**(1,384)**	**6**	**607,462**	**(590,631)**	**43,623**

Consolidated Cash Flow Statement

For the year ended 31 December 2004

	Note	2004 *HK$'000*	2003 *HK$'000*
OPERATING ACTIVITIES			
Cash generated from operations	*21*	**13,925**	4,918
Interest received		**339**	107
Interest on obligations under finance leases		**(38)**	(157)
Net cash generated from operating activities		**14,226**	4,868
INVESTING ACTIVITIES			
Purchase of property, plant and equipment		**(4,804)**	(6,039)
Proceeds from disposal of property, plant and equipment		**1,877**	1,165
Proceeds from disposal of other investments		**–**	104
Proceeds from disposal of investment securities		**1,326**	–
Disposal of subsidiaries (net of cash and cash equivalents disposed of)		**–**	2,079
Net cash used in investing activities		**(1,601)**	(2,691)
FINANCING ACTIVITIES			
Inception of finance leases		**993**	–
Repayment of obligations under finance leases		**(601)**	(6,795)
Net cash generated from/(used in) financing activities		**392**	(6,795)
Net increase/(decrease) in cash and cash equivalents		**13,017**	(4,618)
Cash and cash equivalents as at 1 January		**34,177**	38,795
Cash and cash equivalents as at 31 December		**47,194**	34,177
Analysis of the balances of cash and cash equivalents			
Pledged deposits		**2,817**	3,305
Bank balances and cash		**44,377**	30,872
		47,194	34,177

1. GENERAL

The Company is incorporated in Bermuda as an exempted company with limited liability and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

2. PRINCIPAL ACCOUNTING POLICIES

These financial statements have been prepared in accordance with the Statements of Standard Accounting Practice and Interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), accounting principles generally accepted in Hong Kong, the Companies Ordinance and applicable disclosure requirements under the Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules"). A summary of the principal accounting policies adopted by the Group is set out below.

The HKICPA has issued a number of new and revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards (collectively "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005. The Group has not early adopted any of the new HKFRSs in its financial statements for the year ended 31 December 2004. The Group has assessed the impact of these new HKFRSs and does not think they would have any significant impact on the Group's results of operations and financial position.

Basis of preparation

The measurement basis used in the preparation of the financial statements is historical cost.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries made up to 31 December 2004.

The results of subsidiaries acquired and disposed of during the year are accounted for from the effective dates of acquisition or up to the effective dates of disposal respectively.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Losses attributable to minority shareholders of partly owned subsidiaries are accounted for based on the respective equity owned by the minority shareholders. The Group assumes any excess, and any further losses applicable to the minority, which exceed the minority interest in the equity of the subsidiary.

Subsidiaries

A subsidiary is an enterprise, in which the Group or the Company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain benefits from its activities. Investments in subsidiaries in the Company's balance sheet are stated at cost less accumulated impairment losses. The carrying amounts of the investments are reduced to their respective recoverable amounts on an individual basis.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses.

The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Major costs incurred in restoring assets to their normal working conditions are charged to the income statement. Improvements are capitalised and depreciated over their expected useful lives.

The gain or loss arising from the retirement or disposal of property, plant and equipment is determined as the difference between the estimated net sales proceeds and the carrying amount of the assets and is recognised as an income or expense in the income statement.

Depreciation is provided to write off the cost, net of accumulated impairment losses, of property, plant and equipment over their estimated useful lives from the date on which they become fully operational and after taking into account their estimated residual values, using the straight-line method at the following rates per annum:

Leasehold improvements	Over the remaining lease terms
Machinery and equipment	20% – 33%
Office equipment, furniture and fittings	20% – 33%

Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

Investment securities

Investment securities held on a continuing basis with an identified long-term purpose are stated at cost and are subject to impairment review at each reporting date to reflect any diminution in their values expected to be other than temporary. The amount of provisions is recognised in the income statement in the period in which the decline occurs.

The gain or loss on disposal of investment securities is the difference between net sales proceeds and the carrying amount of the securities and is accounted for in the period in which the disposal occurs.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets have suffered an impairment loss or that an impairment loss previously recognised no longer exists or may be reduced. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably.

Income in respect of telecommunications services provided to customers is recognised when the services are rendered.

Interest income is accrued on a time proportion basis on the principal outstanding and at the interest rate applicable.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are recognised as assets at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are recognised as an expense on the straight-line basis over the lease terms.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are retranslated at the approximate rates of exchange ruling at that date. Translation differences are included in the income statement.

On consolidation, the balance sheets of overseas subsidiaries denominated in currencies other than Hong Kong dollars are translated at the approximate rates of exchange ruling at the balance sheet date while the income statements are translated at average rates for the year. All exchange differences arising on consolidation are dealt with in the exchange reserve.

Taxation

The charge for current income tax is based on the results for the year as adjusted for items that are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided using the liability method, on all temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. The deferred tax liabilities or assets are measured at the tax rates that are expected to apply to the period when the asset is recovered or liability is settled, based on the tax rates and the tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences, tax losses and credits can be utilised.

Retirement benefit schemes

Since December 2000, the Group, other than overseas subsidiaries, has operated Mandatory Provident Fund ("MPF") Schemes to provide retirement benefits for its full time permanent employees in Hong Kong. The obligations for contributions to retirement benefit schemes are recognised as expenses in the income statement as incurred. The assets of the schemes are held separately from those of the Group with independent trustees.

Under the MPF Schemes, both the Group and each eligible employees were required to contribute 5% of the employee's basic monthly income, up to a maximum of HK$1,000 (the "mandatory contributions") and they may choose to make additional contributions ("voluntary contribution"). The Group shall make the same additional contributions if the employees choose to make a voluntary contribution of up to a maximum limit of HK$1,000.

2. PRINCIPAL ACCOUNTING POLICIES *(continued)*

Retirement benefit schemes *(continued)*

Under the MPF Schemes, the employees are entitled to 100% of the employer's mandatory contributions upon their retirement at the age of 65 years, death or total incapacity. The employees are entitled to 100% of the Group's voluntary contributions after completion of first year's service.

The overseas subsidiaries have also operated their pension schemes or similar arrangement for their employees in accordance with the statutory requirements prescribed by the relevant legal authorities.

As at the balance sheet date, the Group had no significant forfeited voluntary contributions which arose upon employees leaving the MPF Schemes and which are available to reduce the contributions payable by the Group in future years.

3. TURNOVER AND REVENUE

Turnover and revenue, recognised by category, are analysed as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Turnover		
Telecommunications services income	**402,155**	398,128
Other income	**499**	4,415
	402,654	402,543
Interest income	**339**	107
Revenue	**402,993**	402,650

4. LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

This is stated after charging/(crediting):

	Group	
	2004	2003
	HK$'000	*HK$'000*
(a) **Finance costs**		
Finance charges on obligations under finance leases	**38**	157
(b) **Other items**		
Auditors' remuneration	**1,278**	1,214
Bad debts written off	**2,943**	3,901
Provision for doubtful debts	**3,795**	269
Cost of services provided	**254,821**	235,128
Depreciation of property, plant and equipment	**48,925**	44,403
Gain on disposal of other investments	**–**	(13)
Loss on disposal of investment securities	**232**	–
Loss/(Gain) on disposal of property, plant and equipment, including HK$5,650,000 *(2003: Nil)* as disclosed in note 6	**5,687**	(2)
Operating lease charges on premises	**2,499**	1,544
Gain on disposal of subsidiaries	**–**	(1,245)
Staff costs, including directors' emoluments:		
Salaries, allowances and gratuities	**70,322**	87,540
Retirement benefit schemes contributions	**2,224**	2,918

5. DIRECTORS' AND SENIOR EXECUTIVES' REMUNERATION

Directors' remuneration disclosed pursuant to section 161 of the Hong Kong Companies Ordinance is as follows:

	2004	2003
	HK$'000	*HK$'000*
Fees	**225**	200
Salaries, other emoluments, gratuities and other benefits in kind	**4,687**	8,103
Retirement benefit schemes contributions	**72**	72
	4,984	8,375

Included in the directors' remuneration were fees of HK$225,000 *(2003: HK$200,000)* paid to the independent non-executive directors during the year.

The remuneration of directors was within the following bands:

	Number of directors	
HK$	**2004**	2003
Nil – 1,000,000	**4**	3
1,500,001 – 2,000,000	**3**	3
3,000,001 – 3,500,000	**–**	1
	7	7

No director waived or agreed to waive any remuneration during the year.

Individuals with highest emoluments

Among the six *(2003: six)* individuals with the highest emoluments, three *(2003: four)* were directors whose emoluments are disclosed above. The aggregate of the emoluments in respect of the other three *(2003: two)* individuals were as follows:

	2004	2003
	HK$'000	*HK$'000*
Salaries, gratuities and other emoluments	**5,118**	3,493
Retirement benefit schemes contributions	**65**	40
Non-contractual payments for loss of office paid by a subsidiary	**–**	356
	5,183	3,889

	Number of individuals	
HK$	**2004**	2003
1,500,001 – 2,000,000	**3**	1
2,000,001 – 2,500,000	**–**	1
	3	2

6. RESTRUCTURING COSTS

Due to significant technological and market development in the telecommunications industry, and the outsourcing of certain business processes in the Group's telecommunications operations in the United States, the Group has reviewed the carrying value of certain existing equipment together with related hardware and software to assess the recoverable value of those assets. As a result, restructuring costs of HK$100.5 million have been recognised in the year ended 31 December 2004, the breakdown of which is set out as follows:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Impairment loss on property, plant and equipment *(note 11)*	**90,153**	–
Loss on disposal of property, plant and equipment *(note 11)*	**5,650**	–
Provision for obligations under an operating lease	**4,437**	–
Other	**304**	–
	100,544	–

7. TAXATION CREDIT

Hong Kong Profits Tax has not been provided as the Group incurred a loss for taxation purposes for the year.

The taxation credit recognised during the year represents deferred tax assets relating to the origination of temporary differences as analysed below:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Types of temporary differences:		
Depreciation allowances	**(770)**	467
Tax losses	**(599)**	(1,467)
	(1,369)	(1,000)

Reference should also be made to note 23 for further details of the Group's deferred taxation status.

Reconciliation of effective tax rate:

	Group	
	2004	2003
	%	%
Applicable tax rate	**(18)**	(18)
Non-deductible expenses	**7**	15
Unrecognised tax losses arising in current year	**6**	27
Utilisation of previously unrecognised tax losses	**(1)**	(20)
Recognition of previously unrecognised deferred tax assets	**7**	5
Sundries	**–**	(4)
Effective tax rate	**1**	5

The applicable tax rate is the average of the tax rates prevailing in the territories in which the Group operates.

8. NET LOSS ATTRIBUTABLE TO SHAREHOLDERS

The net loss attributable to shareholders includes the loss of the Company in the amount of HK$105,864,000 *(2003: HK$17,051,000)* which has been dealt with in the financial statements of the Company.

9. LOSS PER SHARE

The calculation of basic loss per share for the year ended 31 December 2004 was based on the consolidated loss attributable to shareholders of HK$131,607,000 *(2003: HK$19,756,000)* and on the 470,894,200 *(2003: 470,894,200)* shares in issue during the year.

Diluted loss per share is not shown because the potential shares are anti-dilutive and would decrease the loss per share.

10. EBITDA

EBITDA represents earnings before interest expenses, taxation, depreciation, amortisation, and impairment and disposal losses on property, plant and equipment.

11. PROPERTY, PLANT AND EQUIPMENT

	Leasehold improvements *HK$'000*	Machinery and equipment *HK$'000*	Office equipment, furniture and fittings *HK$'000*	Total *HK$'000*
Group				
Cost				
As at 1 January 2004	739	214,125	18,568	233,432
Additions	13	1,309	3,482	4,804
Disposals	–	(9,027)	(843)	(9,870)
Exchange adjustments	–	346	399	745
As at 31 December 2004	**752**	**206,753**	**21,606**	**229,111**
Accumulated depreciation				
As at 1 January 2004	507	69,168	14,059	83,734
Charge for the year	210	45,940	2,775	48,925
Disposals	–	(1,506)	(800)	(2,306)
Impairment losses	35	89,798	320	90,153
Exchange adjustments	–	342	347	689
As at 31 December 2004	**752**	**203,742**	**16,701**	**221,195**
Net book value				
As at 31 December 2004	**–**	**3,011**	**4,905**	**7,916**
As at 31 December 2003	232	144,957	4,509	149,698

11. PROPERTY, PLANT AND EQUIPMENT *(continued)*

Due to significant technological and market development in the telecommunications industry, and the outsourcing of certain business processes in the Group's telecommunications operations in the United States, the Group has reviewed the carrying value of certain existing equipment together with related hardware and software to assess the recoverable value of those assets. As a result, disposal and impairment losses of HK$95.8 million have been recognised in the year ended 31 December 2004.

The net book value of the Group's property, plant and equipment includes an amount of HK$993,000 *(2003: HK$699,000)* in respect of assets held under finance leases.

	Office equipment *HK$'000*
Company	
Cost	
As at 1 January 2004	1,997
Additions	121
Disposals	(355)
As at 31 December 2004	**1,763**
Accumulated depreciation	
As at 1 January 2004	1,783
Charge for the year	181
Disposals	(354)
As at 31 December 2004	**1,610**
Net book value	
As at 31 December 2004	**153**
As at 31 December 2003	214

12. INTERESTS IN SUBSIDIARIES

	Company	
	2004 *HK$'000*	2003 *HK$'000*
Unlisted shares, at cost	–	7,800
Due from subsidiaries	**713,510**	790,553
Less: Provisions	**(657,288)**	(631,233)
	56,222	167,120

12. INTERESTS IN SUBSIDIARIES *(continued)*

Details of the principal subsidiaries at the balance sheet date are as follows:

Name of subsidiary	Place of incorporation/ operation	Issued and fully paid up share capital	Percentage of share capital held by the Company		Principal activities
			Directly	*Indirectly*	
ZONE USA, Inc.	United States of America	US$10	–	100%	Investment holding
ZONE Telecom Pte Ltd	Singapore	S$100,000	–	100%	Provision of telecommunications services
ZONE Telecom, Inc.	United States of America	US$10	–	100%	Provision of telecommunications services
ZONE Limited	Hong Kong	HK$2	–	100%	Provision of telecommunications services
ZONE Global Limited	British Virgin Islands	US$1	–	100%	Investment holding
ZONE Channel Services Limited	Hong Kong	HK$2	–	100%	Provision of marketing and promotion services
speedinsure.com Limited	Hong Kong	HK$10,000	–	70.3%	Provision of sales and fulfillment solutions
speedinsure Global Limited	British Virgin Islands	US$10,000	–	70.3%	Investment holding
e-Kong Pillars Holdings Limited	British Virgin Islands	US$1	100%	–	Investment holding
e-Kong Pillars Limited	British Virgin Islands	US$1	–	100%	Investment holding
Cyber Insurance Brokers Limited	Hong Kong	HK$5,000,000	–	70.3%	Insurance brokerage
China Portal Limited	British Virgin Islands	US$1	–	100%	Provision of marketing and consultancy services

The above summary includes those subsidiaries which, in the opinion of the Company's directors, principally affected the results or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

13. INVESTMENT SECURITIES

	Group	
	2004	2003
	HK$'000	*HK$'000*
Equity securities, unlisted – at cost less provision	**1,894**	3,452

14. TRADE AND OTHER RECEIVABLES

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade receivables	**39,524**	39,840	**–**	–
Other receivables				
Deposits, prepayments and other debtors	**6,045**	7,649	**1,345**	1,220
	45,569	47,489	**1,345**	1,220

The Group's credit terms on sales mainly range from 30 days to 90 days. Included in trade and other receivables are trade debtors (net of provision for bad and doubtful debts) with the following ageing analysis:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Current	**33,069**	39,040
1 to 3 months	**6,103**	775
More than 3 months but less than 12 months	**352**	25
	39,524	39,840

15. PLEDGED DEPOSITS

At the balance sheet date, the Group and the Company had pledged deposits amounting to HK$2,817,000 *(2003: HK$3,305,000)* and HK$1,700,000 *(2003: HK$2,110,000)*, respectively, to banks for guarantees made by the banks to certain telecommunications carriers for due payments by the Group.

16. TRADE AND OTHER PAYABLES

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Trade payables	**26,955**	24,218	**–**	–
Other payables				
Accrued charges and other creditors	**33,371**	34,383	**807**	2,066
Due to subsidiaries	**–**	–	**619**	1,254
	60,326	58,601	**1,426**	3,320

Included in trade and other payables are trade creditors with the following ageing analysis:

	Group	
	2004	2003
	HK$'000	*HK$'000*
Current	**19,900**	18,832
1 to 3 months	**3,582**	3,167
More than 3 months but less than 12 months	**3,473**	2,219
	26,955	24,218

17. OBLIGATIONS UNDER FINANCE LEASES

The obligations under finance leases are repayable as follows:

	Group			
	Minimum lease payments		Present value of minimum lease payments	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Finance leases due:				
Within one year	**218**	326	**184**	289
After one year but within two years	**218**	326	**184**	312
After two years but within five years	**653**	–	**625**	–
	1,089	652	**993**	601
Future finance charges	**(96)**	(51)	**–**	–
Present value of lease obligations	**993**	601	**993**	601

	Group	
	2004	2003
	HK$'000	*HK$'000*
Reported as:		
Current liabilities	**184**	289
Long-term liabilities	**809**	312
	993	601

18. ISSUED CAPITAL

	2004		2003	
	Number of shares	**Amount** *HK$'000*	Number of shares	Amount *HK$'000*
Authorised				
Preference shares				
As at 1 January at HK$1 each	**288,929,402**	**288,929**	288,929,402	288,929
Cancellation of preference shares	**(288,929,402)**	**(288,929)**	–	–
As at 31 December, at HK$Nil *(2003: HK$1)* each	**–**	**–**	288,929,402	288,929
Ordinary shares				
As at 1 January and as at 31 December, at HK$0.01 each	**12,000,000,000**	**120,000**	12,000,000,000	120,000
		120,000		408,929
Issued and fully paid				
Ordinary shares				
As at 1 January and as at 31 December, at HK$0.01 each	**470,894,200**	**4,709**	470,894,200	4,709

19. SHARE OPTIONS

Company

Pursuant to an employee share option scheme of the Company (the "Old Share Option Scheme") adopted in a special general meeting held on 25 October 1999, the directors of the Company might, at their discretion, invite eligible employees of the Group, including executive directors of the Company, to take up options to subscribe for shares in the Company under the terms and conditions stipulated therein. The Old Share Option Scheme was subsequently terminated by the Company in a special general meeting held on 28 June 2002 but the share options granted but not yet exercised thereunder remain effective and are bound by the scheme terms.

On 28 June 2002, the Company adopted a new share option scheme (the "New Share Option Scheme") to comply with the requirements of Chapter 17 of the Listing Rules. Under the New Share Option Scheme, the directors of the Company may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to any company in the Group or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing, under the terms and conditions stipulated therein. No share options have been granted by the Company under the New Share Option Scheme since adoption.

Subsidiaries

On 28 June 2002, the Company adopted scheme rules and procedures for share option schemes for its subsidiaries (the "Subsidiary Scheme Rules and Procedures"). In accordance with the Subsidiary Scheme Rules and Procedures, the subsidiaries may adopt their own respective share option schemes in line with the terms and conditions of the Subsidiary Scheme Rules and Procedures, pursuant to which the board of directors of each of the relevant subsidiaries may at its discretion grant share options to (i) any director, employee, consultant, customer, supplier, business introduction agent, or legal, financial or marketing adviser of or contractor to the subsidiaries and their subsidiaries, any of their holding companies or any affiliate; and/or (ii) any discretionary trust the discretionary objects of which include any of the foregoing. No subsidiaries have adopted their respective share option schemes pursuant to the terms and conditions of the Subsidiary Scheme Rules and Procedures since adoption.

Summary of principal terms

A summary of principal terms of the New Share Option Scheme and Subsidiary Scheme Rules and Procedures is as follows:

(i) *Purpose*

The scheme is designed to enable the board to grant share options to eligible participants as (i) incentives and/or rewards in recognition or acknowledgement of the contributions that eligible participants have made and will make to the Group; and (ii) motivation to high calibre employees for high levels of performance in order to enhance long-term shareholder value.

(ii) *Maximum number of shares*

The total number of shares in respect of which share options may be granted (together with share options exercised and then outstanding) under the scheme and to be granted under any other share option schemes of the company, shall not in aggregate exceed such number of shares representing 10% of the shares in issue as at the date of approval of the scheme unless shareholders' approval has been obtained pursuant to the scheme. As at 12 April 2005, 13,574,261 shares of the Company, representing about 2.9% of the issued share capital of the Company, are available for issue under the New Share Option Scheme.

The maximum number of shares issued and which may fall to be issued upon the exercise of the share options granted under the scheme and any other share option schemes (including both exercised and outstanding share options) to each eligible participant shall not exceed 1% of the shares in issue for the time being in any 12 month period up to and including the date of grant.

19. SHARE OPTIONS *(continued)*

(iii) *Exercise period and payment on acceptance of share options*

A share option may be exercised in accordance with the terms of the scheme at any time during a period to be determined and notified by the directors to each grantee, subject to a maximum period of 10 years from the date of grant.

A share option shall be deemed to have been granted and accepted and to have taken effect when the duplicate letter comprising acceptance of the offer of the grant of a share option duly signed by the grantee (for the New Share Option Scheme) or the acceptance of the offer of the grant of a share option duly acknowledged by the grantee in such form as the board may from time to time determine (for the Subsidiary Scheme Rules and Procedures) together with a remittance in favour of the Company of HK$1.00 (or its US$ equivalent) in consideration of the grant thereof is received by the Company on a business day not later than 28 days from the offer date.

(iv) *Basis of determining the subscription price*

New Share Option Scheme

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotations sheets on the date of grant; (ii) the average closing price of the shares as stated in the Stock Exchange's daily quotations sheets over the 5 business days immediately preceding the date of grant; and (iii) the nominal value of a share.

Subsidiary Scheme Rules and Procedures

Subject to the terms of the scheme and the provisions of the Listing Rules, the subscription price in respect of any share option shall not be less than the par value of a share provided that if the share option is intended to qualify as an incentive stock option under the tax laws of the United States, the subscription price thereof shall not be less than the fair market value of a share as detailed therein.

(v) *Remaining life of the scheme*

The scheme will be valid and effective, at the discretion of the board of directors, subject to a maximum period of 10 years from the date of adoption of the scheme.

Share option movements

During the year, no share options were held by the directors, chief executive or substantial shareholders of the Company, suppliers of goods or services, or other participants other than eligible employees under the Old Share Option Scheme.

Details of the share options granted and remaining outstanding at the balance sheet date were as follows:

			Number of share options		
Date of grant	**Exercisable period**	**Exercise price**	**As at 1 January 2004**	**Lapsed during the year**	**As at 31 December 2004**
		HK$			
25.10.1999	25.10.2000 – 24.10.2009	1.40	1,065,000	(1,050,000)	15,000
16.11.1999	16.11.2000 – 24.10.2009	1.60	7,500	–	7,500
23.12.1999	23.12.2000 – 24.10.2009	2.00	370,000	–	370,000
03.01.2000	03.01.2001 – 24.10.2009	2.30	300,000	(300,000)	–
24.01.2000	21.02.2000 – 24.10.2009	2.30	450,000	(450,000)	–
25.01.2000	01.03.2000 – 24.10.2009	2.30	150,000	(150,000)	–
03.03.2000	03.04.2000 – 24.10.2009	7.60	1,140,000	(1,140,000)	–
03.03.2000	03.03.2001 – 24.10.2009	7.60	15,000	(15,000)	–
28.04.2000	28.04.2001 – 24.10.2009	3.30	476,500	(329,000)	147,500
09.08.2000	09.08.2001 – 24.10.2009	2.30	30,000	–	30,000
25.10.2000	25.10.2001 – 24.10.2009	1.20	30,000	(10,000)	20,000
Total			4,034,000	(3,444,000)	590,000

20. RESERVES

	Share premium HK$'000	Exchange reserve HK$'000	Capital redemption reserve HK$'000	Contributed surplus HK$'000	Accumulated losses HK$'000	Total HK$'000
Group						
As at 1 January 2003	23,461	–	6	607,462	(439,268)	191,661
Net loss attributable to shareholders	–	–	–	–	(19,756)	(19,756)
As at 31 December 2003	23,461	–	6	607,462	(459,024)	171,905
Exchange difference on translation of foreign subsidiaries	–	(1,384)	–	–	–	(1,384)
Net loss attributable to shareholders	–	–	–	–	(131,607)	(131,607)
As at 31 December 2004	**23,461**	**(1,384)**	**6**	**607,462**	**(590,631)**	**38,914**
Company						
As at 1 January 2003	23,461	–	6	607,462	(439,080)	191,849
Net loss attributable to shareholders	–	–	–	–	(17,051)	(17,051)
As at 31 December 2003	23,461	–	6	607,462	(456,131)	174,798
Net loss attributable to shareholders	–	–	–	–	(105,864)	(105,864)
As at 31 December 2004	**23,461**	**–**	**6**	**607,462**	**(561,995)**	**68,934**

Contributed surplus represents the amounts transferred from the share premium account as a result of the capital reorganisation undertaken by the Company in November 2002. Under the Companies Act 1981 of Bermuda (as amended), contributed surplus is distributable to shareholders, subject to the condition that the Company cannot declare or pay a dividend, or make a distribution out of contributed surplus, if there are reasonable grounds for believing that:

(i) the Company is, or would after the payment be, unable to pay its liabilities as they become due; or

(ii) the realisable value of the Company's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium account.

Subject to the conditions mentioned in the foregoing paragraph, the Company had the following reserves available for distribution to shareholders at the balance sheet date:

	2004 ***HK$'000***	2003 *HK$'000*
Contributed surplus	**607,462**	607,462
Accumulated losses	**(561,995)**	(456,131)
	45,467	151,331

21. CASH GENERATED FROM OPERATIONS

	Group	
	2004	2003
	HK$'000	*HK$'000*
Loss before taxation	**(132,976)**	(20,756)
Interest income	**(339)**	(107)
Interest on obligations under finance leases	**38**	157
Depreciation	**48,925**	44,403
Loss/(Gain) on disposal of property, plant and equipment	**5,687**	(2)
Impairment losses on property, plant and equipment	**90,153**	–
Gain on disposal of subsidiaries	**–**	(1,245)
Loss on disposal of investment securities	**232**	–
Gain on disposal of other investments	**–**	(13)
Bad debts written off	**2,943**	3,901
Provision for doubtful debts	**3,795**	269
Foreign exchange effects	**(1,440)**	–
Changes in working capital:		
Trade and other receivables	**(4,818)**	(1,117)
Trade and other payables	**1,725**	(20,572)
Cash generated from operations	**13,925**	4,918

22. COMMITMENTS UNDER OPERATING LEASES

At the balance sheet date, total outstanding commitments in respect of land and buildings under non-cancellable operating leases are payable as follows:

	Group		Company	
	2004	2003	**2004**	2003
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**4,861**	8,548	**1,820**	833
In the second to fifth years inclusive	**7,370**	6,243	**816**	740
Over five years	**355**	–	**–**	–
	12,586	14,791	**2,636**	1,573

23. DEFERRED TAX ASSETS

Recognised deferred tax assets/(liabilities)

	Group	
	2004	2003
	HK$'000	*HK$'000*
Depreciation allowances	**303**	(467)
Tax losses	**2,066**	1,467
Net deferred tax assets	**2,369**	1,000

The Group has suffered losses in prior periods. Based on the actual and budgeted results for the year ending 31 December 2005, management expects that certain subsidiaries of the Group will be able to generate taxable profits in the coming financial year. A deferred tax asset has been recognised to the extent of tax losses expected to be utilised in the coming financial year.

Unrecognised deferred tax assets

	Group	
	2004	2003
	HK$'000	*HK$'000*
Tax losses	**155,649**	125,215
Tax credits	**1,957**	2,157
Deductible temporary differences	**741**	9
As at 31 December	**158,347**	127,381

The tax losses of HK$169,462,000 *(2003: HK$170,134,000)*, tax credits of HK$9,787,000 *(2003: HK$9,806,000)* and deductible temporary differences of HK$4,217,000 *(2003: HK$43,000)* have no expiry dates under current tax legislation. The tax losses of HK$370,568,000 *(2003: HK$279,148,000)* can be carried forward for 20 years and will begin to expire from 2020 onwards. Deferred tax assets have not been recognised in respect of these items due to uncertainty of their recoverability.

24. SEGMENTAL INFORMATION

The analysis of the principal business activities and geographical areas of operation of the Group during the year are as follows:

(a) **By business segments**

Year ended 31 December 2004

	Tele-communications services *HK$'000*	Others *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	402,155	499	402,654
Results			
Loss from operations	(19,039)	(271)	(19,310)
Restructuring costs	(100,544)	–	(100,544)
	(119,583)	(271)	(119,854)
Finance costs			(38)
Other operating income and expenses			(13,084)
Loss from ordinary activities before taxation			(132,976)
Taxation credit			1,369
Net loss attributable to shareholders			(131,607)
Other information			
Capital expenditures			
– Business segments	4,683	–	4,683
– Unallocated segments			121
Depreciation			
– Business segments	48,551	193	48,744
– Unallocated segments			181
Significant non-cash expenses (other than depreciation)			
– Business segments	102,577	1	102,578
Assets			
Segment assets	83,957	237	84,194
Unallocated assets			20,748
			104,942
Liabilities			
Segment liabilities	60,199	309	60,508
Unallocated liabilities			811
			61,319

24. SEGMENTAL INFORMATION *(continued)*

(a) By business segments *(continued)*

Year ended 31 December 2003

	Telecommunications services HK$'000	Others HK$'000	Consolidated HK$'000
Turnover			
External sales	398,128	4,415	402,543
Results			
Loss from operations	(4,790)	(1,776)	(6,566)
Finance costs			(157)
Gain on disposal of discontinuing operation			532
Other operating income and expenses			(14,565)
Loss from ordinary activities before taxation			(20,756)
Taxation credit			1,000
Net loss attributable to shareholders			(19,756)
Other information			
Capital expenditures			
– Business segments	5,974	2	5,976
– Unallocated segments			63
Depreciation			
– Business segments	42,538	1,477	44,015
– Unallocated segments			388
Significant non-cash expenses (other than depreciation)			
– Business segments	4,170	–	4,170
Assets			
Segment assets	215,849	547	216,396
Unallocated assets			19,420
			235,816
Liabilities			
Segment liabilities	56,782	354	57,136
Unallocated liabilities			2,066
			59,202

24. SEGMENTAL INFORMATION *(continued)*

(b) By geographical segments

In presenting information on the basis of geographical segments, revenue is based on the geographical location of customers. Segment assets and capital expenditures are based on the geographical location of the assets.

Year ended 31 December 2004

	North America *HK$'000*	Asia Pacific *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	273,678	128,976	402,654
Results			
Profit/(Loss) from operations	(25,782)	6,472	(19,310)
Restructuring costs	(100,544)	–	(100,544)
	(126,326)	6,472	(119,854)
Finance costs			(38)
Other operating income and expenses			(13,084)
Loss from ordinary activities before taxation			(132,976)
Taxation credit			1,369
Net loss attributable to shareholders			(131,607)
Other information			
Segment assets	52,547	52,395	104,942
Capital expenditures	2,174	2,630	4,804

Year ended 31 December 2003

	North America *HK$'000*	Asia Pacific *HK$'000*	Consolidated *HK$'000*
Turnover			
External sales	264,997	137,546	402,543
Results			
Profit/(Loss) from operations	(24,255)	17,689	(6,566)
Finance costs			(157)
Gain on disposal of discontinuing operation			532
Other operating income and expenses			(14,565)
Loss from ordinary activities before taxation			(20,756)
Taxation credit			1,000
Net loss attributable to shareholders			(19,756)
Other information			
Segment assets	181,356	54,460	235,816
Capital expenditures	2,869	3,170	6,039

25. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year presentation.

Summary of Results, Assets and Liabilities of the Group

	Results of the Group for the five years ended 31 December				
	2004	2003	2002	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Turnover	**402,654**	402,543	316,746	263,896	100,125
(Loss)/Profit from operations	**(132,976)**	(20,756)	(188,185)	(681,273)	5,105
Share of results of associates	**–**	–	1,911	(752)	(1,110)
(Loss)/Profit before taxation	**(132,976)**	(20,756)	(186,274)	(682,025)	3,995
Taxation credit/(charge)	**1,369**	1,000	–	–	(739)
(Loss)/Profit from ordinary activities after taxation	**(131,607)**	(19,756)	(186,274)	(682,025)	3,256
Minority interests	**–**	–	–	710	(1,954)
Net (loss)/profit attributable to shareholders	**(131,607)**	(19,756)	(186,274)	(681,315)	1,302
(Loss)/Earnings per share					
Basic	**(HK$0.28)**	(HK$0.04)	(HK$0.74)	(HK$6.75)	HK$0.015
Diluted	**N/A**	N/A	N/A	N/A	HK$0.013

As a result of share consolidation and rights issue in 2002, figures for the years from 2000 and 2001 have been adjusted for comparison purposes.

	Assets and liabilities of the Group as at 31 December				
	2004	2003	2002	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Non-current assets	**12,179**	154,150	194,182	251,700	448,483
Current assets	**92,763**	81,666	90,794	220,423	491,491
Total assets	**104,942**	235,816	284,976	472,123	939,974
Less:					
Non-current liabilities	**809**	312	830	4,885	–
Current liabilities	**60,510**	58,890	87,776	109,928	98,239
Total liabilities	**61,319**	59,202	88,606	114,813	98,239
	43,623	176,614	196,370	357,310	841,735
Less:					
Minority interests	**–**	–	–	–	119
Net assets	**43,623**	176,614	196,370	357,310	841,616

The Group's consolidated financial statements are prepared in accordance with the accounting principles generally accepted in Hong Kong ("HK GAAP"), which differ in certain significant respects from those in the United States ("US GAAP"). The significant differences between HK GAAP and US GAAP relate principally to the following items:

(i) Compensation cost for share options

Under HK GAAP, no compensation cost is required to be recognised in respect of the grant of share options to employees. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium accounts respectively and there is no effect on the results of the Company in connection with any share option schemes.

Under US GAAP, compensation cost for share options is recognised at its intrinsic value (i.e. the excess, if any, of the quoted market price of the shares over the exercise price) at the date of grant and amortised over the vesting period. If an employee forfeits the share options solely because of termination of employment, any compensation cost previously recognised would be reversed in the period of termination. As explained in Note 19 to the financial statements, all the outstanding share options as of the balance sheet date were granted under the Old Share Option Scheme. As the Old Share Option Scheme is principally designed to serve as recognition or acknowledgement of the contributions that eligible employees have made to the Group, no amortisation of the stock compensation cost over the vesting period has been made.

Accordingly, stock compensation cost of HK$1,546,000 and HK$3,354,000 was reversed during each of the years ended 31 December 2003 and 2004 respectively upon the termination of certain participants in the Old Share Option Scheme.

(ii) Investment in marketable equity securities

Under HK GAAP, investments in marketable equity securities are classified as either investment securities or other investments. Investment securities are included in the balance sheet at cost and subject to impairment review at each reporting date to reflect any diminution in their value, which is expected to be other than temporary. Loss is recognised in the income statement in the period in which the other-than-temporary decline occurs. Other investments are carried at fair value in the balance sheet and any unrealised holding gains or losses are included in the income statement.

As the investment securities held by the Group as of 31 December 2004 and 2003 represent securities which are not marketable and do not have readily determinable fair values, they are classified as other investments and are stated at cost less impairment in value other than temporary under US GAAP.

The adjustments considered necessary to restate loss attributable to shareholders and shareholders' equity in accordance with US GAAP are shown in the tables set out below:

	Year ended December 31,		
	2004	**2004**	2003
	US$'000	***HK$'000***	*HK$'000*
Reconciliation of net loss attributable to shareholders			
Net loss attributable to shareholders as reported under HK GAAP	**(16,873)**	**(131,607)**	(19,756)
US GAAP adjustment:			
Write-back of stock compensation cost previously recognised under US GAAP	**430**	**3,354**	1,546
Net loss attributable to shareholders under US GAAP	**(16,443)**	**(128,253)**	(18,210)
Loss per share under US GAAP			
Basic	**(US$0.03)**	**(HK$0.27)**	(HK$0.04)
Reconciliation of shareholders' equity			
Shareholders' equity as reported under HK GAAP	**5,593**	**43,623**	176,614
US GAAP adjustments:			
Stock compensation cost	**(639)**	**(4,984)**	(8,338)
Additional paid-in capital in respect of compensation cost for share options	**639**	**4,984**	8,338
Shareholders' equity under US GAAP	**5,593**	**43,623**	176,614

Annual General Meeting

The 2005 Annual General Meeting will be held at 3805 Tower II, Lippo Centre, 89 Queensway, Hong Kong on Wednesday, 25 May 2005 at 10:00 a.m. A notice of the Annual General Meeting is printed on the Circular to the shareholders of the Company ("Shareholders") dated 25 April 2005 and despatched to the Shareholders and other recipients together with this 2004 Annual Report.

Shareholder Enquiries

Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, or lost share certificates should be sent to the Registrars:

Share Registrar in Bermuda	Butterfield Fund Services (Bermuda) Limited Rosebank Centre 11 Bermudiana Road Pembroke Bermuda
Branch Share Registrar in Hong Kong	Secretaries Limited G/F Bank of East Asia Harbour View Centre 56 Gloucester Road Wanchai Hong Kong

Any enquiries relating to your holding of the Company's ADR should be sent to the Depositary, The Bank of New York at 101 Barclay Street, 22nd Floor, New York, NY 10286, USA.

Investor Relations

Enquiries may be directed to:
Investor Relations Team
e-Kong Group Limited
3805 Tower II, Lippo Centre
89 Queensway
Hong Kong

Telephone:	+852 2180 9260
Facsimile:	+852 3101 0194
Email:	ir@e-kong.net

American Depositary Receipt Programme

In May 2003 the Company launched its Level 1 American Depositary Receipt (ADR) Programme, whereby the Company's shares are now able to be priced and quoted in US Dollars and traded as American securities under the ticker symbol "EKONY" in the United States.

For further information, please contact the Depositary, The Bank of New York at 101 Barclay Street, 22nd Floor, New York, NY10286, USA or through its website www.adrbny.com or toll-free number 1-888-269-2377.

Corporate Communications

On 15 September 2003, the Company sent a letter to the Shareholders to enable them to select, among others, to receive all future corporate communications of the Company in either the English language or the Chinese language or both languages. This 2004 Annual Report, in either the English language or the Chinese language or both languages, is being delivered to each Shareholder in accordance with his/her selection made or, if no selection has been made by the Shareholder, the arrangement as set forth in the said letter.

Shareholders may also obtain this 2004 Annual Report in the language other than that he/she has received upon request to the Company's Branch Share Registrar in Hong Kong, Secretaries Limited at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong. For further enquiries, please contact Secretaries Limited at telephone no. 2980 1766 or facsimile no. 2861 1465.

股東亦可向股份過戶登記處香港分處秘書商業服務有限公司(地址為香港灣仔告士打道56號東亞銀行港灣中心地下)索取本二零零四年年報之另一語言文本。如欲查詢更多資料，請聯絡秘書商業服務有限公司，電話號碼2980 1766或傳真號碼2861 1465。

This 2004 Annual Report, in both the English and Chinese languages and in accessible format has been made available on the Company's website and a soft copy thereof has been submitted to the Stock Exchange.

Electronic Communications

Shareholders may at any time choose to receive corporate communications in printed form or electronically.

To select to receive corporate communications of the Company in the English language or the Chinese language or both languages, or to receive electronic communications, or to revoke or amend an instruction previously made, Shareholders may complete, sign and return to Secretaries Limited, the Company's Branch Share Registrar in Hong Kong, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong a prescribed instruction form, a soft copy of which is available on the Company's website.

